TRENT

RECEIVED

2008 APR 17 P 12: 04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

8 April 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

[redacted]

08001874

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Statement re Serious Fraud Office'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

PROCESSED
APR 21 2008
THOMSON
FINANCIAL

Encl.

dlw 4/17

SERIOUS FRAUD OFFICE

Severn Trent Plc announces today that Severn Trent Water Ltd has decided to plead guilty to two offences relating to leakage data supplied to Ofwat in 2001 and 2002.

The pleas will be entered later today at the City of London Magistrates' Court. A third charge relating to leakage data supplied to Ofwat in 2000 will not be pursued by the Serious Fraud Office.

Tony Wray, Chief Executive of Severn Trent Plc, said:

"The Severn Trent Board has co-operated fully with the SFO at all times during this investigation. We have now studied carefully the details of the charges which relate to the responsibilities of a previous regime.

"Having taken legal advice, we have decided that the best course of action is for the Company to plead guilty at the earliest opportunity to two of the three charges which were originally made by the SFO. The third charge will not be pursued.

"The SFO will set out the facts of the case at a later hearing in Crown Court prior to sentencing. Until that stage has been reached we will not be making any further comment on the detail behind the charges.

"What I can say at this time is that we deeply regret the mistakes of the previous regime. Severn Trent's new Board and management team has taken, and will continue to take, all actions appropriate to ensure the maintenance of both high ethical and professional standards and resilient and effective controls throughout our organisation.

"A comprehensive root and branch reorganisation of Severn Trent Water has been completed since I became Managing Director in March 2005 and, now, as Chief Executive of Severn Trent, I and my new management team are determined to continue to drive improvements in all our activities for the benefit of all our customers and other stakeholders."

Severn Trent Water Ltd is to plead guilty to two offences contrary to section 207 of the Water Industry act 1991, as follows:

(A) That in furnishing the June Return 2001, STW made a statement which it knew to be false in a material particular, or recklessly made a statement which was false in a material particular, in that the June Return for 2001 falsely stated that the Company's Estimate of leakage for that year was 340.24 mega-litres per day when:

(1) this was not the figure produced by the use of the Company's Domestic Consumption Monitor;

(2) and it was not the best estimate available to the Company using the estimation methods required

(B) In furnishing the June Return 2002, STW made a statement which it knew to be false in a material particular, or recklessly made a statement which was false in a material particular, in that the June Return for 2002 falsely stated that the Company's Estimate of leakage for that year was 340.28 mega-litres per day when:

(1) this was not the figure produced by the use of the Company's Domestic Consumption Monitor;

(2) the figure was calculated using a false distribution input level which had been adjusted without justification; and

(3) it was not the best estimate available to the Company using the estimation methods required.

On 31 October 2005 the SFO informed Severn Trent that, as a result of a referral by Ofwat, it was undertaking a criminal investigation into alleged reporting irregularities concerning leakage data supplied to Ofwat by Severn Trent Water between 2000 and 2003.

For further information contact:

Peter Gavan, Director of External Affairs
Severn Trent
0121 722 4310

Andrew Marsh, Media Relations, Severn Trent
0121 722 4555
Gill Dickinson, Media Relations, Severn Trent
0121 722 4380

A conference call will be chaired by Tony Wray, Chief Executive of Severn Trent, at 0830 am on Tuesday 8 April 2008. Call details are as follows:

Telephone number: +44 (0)208 609 0205
PIN code: 769508#

This call will be recorded and available immediately after the live call has concluded. It can be accessed for playback for 30 days as follows:

Telephone number: +44 (0)208 609 0289
Conference reference: 212191#

It will also be available on the Severn Trent website (www.severntrent.com)

TRENT

8 April 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Response to Offwat Statement'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

Severn Trent Plc announces today that Ofwat is proposing to fine Severn Trent Water Ltd a total of £35.8m for deliberately providing false information to the Regulator and providing a poor service to customers.

Ofwat's proposed fine on Severn Trent Water breaks down as follows:

- 2.9% of 2006-07 turnover (£34.7 million) for deliberately misreporting some key customer service information; and
- 0.1% of 2005-06 turnover (£1.1 million) for providing sub-standard services to customers in 2005-06 by failing to meet Guaranteed Standards of Service.

Tony Wray, Chief Executive of Severn Trent Plc, said:

"When my new management team and I uncovered misreporting and poor service in our customer relations department we promptly alerted Ofwat and took steps to implement proper controls and an ethical working culture with the highest standards to ensure there can be no repetition of this unacceptable behaviour.

"Without waiting for Ofwat's conclusions we are lowering bills for customers by £10.6 million, around £2.40 per household, to ensure we have not profited in any way.

"We fully acknowledge and accept that the Company is responsible for its failures. Now that we have received the notices from Ofwat setting out the proposed level of penalties and the reasons for them, we will carefully consider them and will respond appropriately.

"There is no doubt that the previous regime and culture in place during the era from 2000 to 2004 was overly bureaucratic and lacked sufficient controls and procedures. Those who were responsible for the customer relations mistakes are no longer with Severn Trent and we apologise to our customers for their failings.

"Severn Trent's new Board and management team has taken, and will continue to take, all actions appropriate to ensure the maintenance of both high ethical and professional standards and resilient and effective controls throughout our organisation.

"A comprehensive root and branch reorganisation of Severn Trent Water has been completed since I became Managing Director in March 2005 and, now, as Chief Executive of Severn Trent, I and my new management team are determined to continue to drive improvements in all our activities for the benefit of all our customers and other stakeholders."

For further information contact:

Peter Gavan, Director of External Affairs
Severn Trent
0121 722 4310

Andrew Marsh, Media Relations, Severn Trent
0121 722 4555

END

Gill Dickinson, Media Relations, Severn Trent
0121 722 4380

A conference call will be chaired by Tony Wray, Chief Executive of Severn Trent, at 0830 am on Tuesday 8 April 2008. Call details are as follows:
Telephone number: +44 (0)208 609 0205
PIN code: 769508#

This call will be recorded and available after the live call has concluded. It can be accessed for playback for 30 days as follows:

Telephone number: +44 (0)208 609 0289
Conference reference: 212191#
It will also be available on the Severn Trent website (www.severntrent.com)

END